Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163607

CALCULATION OF REGISTRATION FEE CHART

		Proposed maximum	Proposed maximum
Title of each class of securities	Amount to	offering price	aggregate offering	Amount of
to be registered	be registered	per share(1)	price	registration fee(2)
Common Stock, par value $0.0005 per value	7,960,641 Shares	$18.80	$149,660,050.80	$8,351.03

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 on the average of the high and low prices of Gartner, Inc.’s common stock as reported by the New York Stock Exchange on December 8, 2009.

(2)	This filing fee of $8,351.03 is calculated and being paid pursuant to Rule 457(r) of the Securities Act of 1933 and relates to the registration statement on Form S-3 (File No. 333-163607) filed by Gartner, Inc. on December 9, 2009.

Prospectus Supplement
(To Prospectus dated December 9, 2009)

7,960,641 Shares of Common Stock

All of the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “IT”. The last reported sale price of our common stock on December 8, 2009 was $18.57 per share.

See “Risk Factors” beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholders at a price of $17.0625 per share, which will result in $135,828,437.06 of proceeds to the selling stockholders.

Goldman, Sachs & Co. may offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions, or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on December 14, 2009.
Goldman, Sachs & Co.

Prospectus Supplement dated December 9, 2009.

Prospectus Supplement

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, the terms “Gartner”, the “Company”, “we”, “us” and “our” refer to Gartner, Inc. and its subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the accompanying prospectus, provides more general information about us and our common stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement conflicts with information in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. Neither we, the selling stockholders, nor the underwriter have authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

The selling stockholders are not making an offer of these securities in any state where the offer is not permitted.

The Offering

Common stock offered by the selling stockholders	7,960,641 shares of common stock, par value $0.0005 per share.

Selling stockholders	All the shares of common stock offered by this prospectus are being sold by the selling stockholders listed below. We will not offer any shares of common stock in this offering. See “Selling Stockholders.”

Shares of common stock outstanding(1)	95,812,830 shares.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus supplement.

NYSE symbol	IT.

(1)	The number of shares of common stock outstanding is as of November 30, 2009. The number of shares of common stock outstanding excludes 19,022,021 shares of common stock reserved for issuance under our equity incentive plans, under which 11,575,014 shares of common stock are subject to outstanding awards as of November 30, 2009.

Risk Factors

Investing in our common stock involves substantial risk. See “Risk Factors” on page 2 of the accompanying prospectus for a description of certain of the risks you should consider before investing in our common stock.

Selling Stockholders

Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (collectively, “Silver Lake”) are offering shares of common stock pursuant to this prospectus supplement. The Silver Lake entities are affiliated with our directors Michael J. Bingle and John R. Joyce. See “Selling Stockholders” for a description of each of the selling stockholders and “Certain Relationships and Related Transactions” in the accompanying prospectus for a discussion of our relationships with Silver Lake.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder as of December 9, 2009, the number of shares of common stock being sold in this offering and the number of shares to be beneficially owned by each selling stockholder after the completion of this offering.

	Shares Beneficially				Shares Beneficially
	Owned Prior to Offering(1)			Number of	Owned After This Offering
		Percent of		Shares		Percent of
Name of Beneficial Owner	Number	Class(2)		Offered	Number	Class

Silver Lake Partners, L.P. and affiliates(3)	8,341,491	8.7	%(4)	7,960,641	—(5)	—(5)
2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025

(1)	“Beneficial ownership” is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Securities Exchange Act of 1934, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership”, meaning ownership of shares as to which a person has or shares investment power. As of any particular date, a person or group of persons is deemed to have “beneficial ownership” of any shares underlying convertible securities beneficially held by such person or group if the holder of such convertible securities has the right to convert such convertible securities into common stock as of such date or within 60 days after such date.

(2)	As required by SEC rules, for each person listed in the chart the percentages are calculated assuming that all convertible securities beneficially held by such person are converted into common stock to the extent possible and that no other convertible securities are converted into common stock. Securities convertible into common stock include stock based awards granted under Gartner stock incentive plans (such as options and restricted stock units).

(3)	The selling stockholders are a group of investment funds affiliated with Silver Lake Partners, L.P. Of these funds, (i) Silver Lake Partners, L.P. owned 7,681,663 shares prior to this offering and is selling 7,370,961 shares; (ii) Silver Lake Investors, L.P. owned 290,813 shares prior to this offering and is selling 220,665 shares; and (iii) Silver Lake Technology Investors, L.L.C owned 369,015 prior to this offering and is selling 369,015 shares. Silver Lake Technology Associates, L.L.C. is the General Partner of each of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Silver Lake Partners Management Company, L.L.C. is the Manager of Silver Lake Technology Investors, L.L.C. Each of Mr. Bingle and Mr. Joyce, who are both directors of Gartner, is a Managing Director of each of Silver Lake Technology Associates, L.L.C. and of Silver Lake Technology Management, L.L.C., the Managing Member of Silver Lake Partners Management Company, L.L.C. As such, each of Mr. Bingle and Mr. Joyce could be deemed to have shared voting or dispositive power over these shares. However, each of Mr. Bingle and Mr. Joyce disclaims beneficial ownership in these shares, except to the extent of his pecuniary interest therein.

(4)	Percent of class is based on 95,812,830 shares of common stock outstanding as of November 30, 2009.

(5)	In connection with this offering, Silver Lake Partners, L.P. and its affiliates distributed an additional 380,850 shares of Gartner, Inc. common stock for charitable giving.

UNDERWRITING

Gartner, the selling stockholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 7,960,641 shares offered hereby.

Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in one or more transactions in the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Purchases to cover a short position, as well as other purchases by Goldman, Sachs & Co. for its own account, may have the effect of preventing or retarding a decline in the market price of Gartner’s stock, and may maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Gartner has agreed with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any securities under our existing employee benefit plans, exchangeable securities outstanding on the date of this prospectus supplement or shares of common stock issued as consideration in connection with acquisitions, provided that no more than 10% of the number of shares outstanding are issued in connection with such acquisitions. The selling stockholders have agreed with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any shares of common stock of Gartner, or securities convertible into or exchangeable for shares of common stock of Gartner, other than shares sold in this offering, during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co.

Our officers and directors have also agreed with Goldman, Sachs & Co., subject to certain limited exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Goldman, Sachs & Co. for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Gartner and the selling stockholders estimate that their share of the total expenses of the offering, excluding deemed underwriting discounts and commissions, will be approximately $150,000.

Gartner and the selling stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. and its affiliates is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Goldman, Sachs & Co. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, NY. Certain legal matters will be passed upon for the underwriter by Latham & Watkins LLP, New York, NY. Certain legal matters will be passed upon for the selling stockholders by Ropes & Gray LLP, Boston, MA.

Prospectus

Common Stock

This prospectus relates to the sale of shares of common stock of Gartner, Inc. by the selling stockholders identified in this prospectus. We are not selling any securities under this prospectus or any supplement to this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time the selling stockholders decide to sell shares of common stock, we will provide you with a prospectus supplement that will contain specific information about the price and terms of that offering. The prospectus supplement may add to, change or update information contained in this prospectus.

The selling stockholders may offer and sell shares of common stock described in this prospectus or any supplement in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 16 and in any supplement to this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “IT”. The last reported sale price of our common stock on December 8, 2009 was $18.57 per share.

See “Risk Factors” beginning on page 2 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 9, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Pursuant to this shelf process, one or more of the selling stockholders named under the heading “Selling Stockholders” may sell the securities described in this prospectus from time to time in one or more offerings. Each time the selling stockholders sell securities, we will provide a prospectus supplement along with this prospectus that will contain specific information about the terms of the offering. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. If information varies between this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. This prospectus, the accompanying prospectus supplement and the documents incorporated by reference herein include important information about us, the common stock being offered and other information you should know before investing. You should read both this prospectus and the accompanying prospectus supplement together with the additional information about us described in the section below entitled “Available Information.”

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-888-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to the public from our website at www.gartner.com. However, the information on our website does not constitute a part of this prospectus.

In this document, we “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including portions of our Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009, to the extent incorporated by reference into the most recent Form 10-K;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009; June 30, 2009; and September 30, 2009;

•	our Current Reports on Form 8-K dated as of January 8, 2009; February 12, 2009; May 7, 2009; September 23, 2009; and December 1, 2009 (Item 1.01 only); and

•	the descriptions of our common stock contained in our Registration Statement on Form 8-A dated July 6, 2005 and Form 8-A/A dated November 30, 2006.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports furnished under Item 2.02 or Item 7.01 (including any financial statements or other exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K) after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

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Gartner hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, including any exhibits that are specifically incorporated by reference in such documents. Requests for such copies should be directed to our Investor Relations department, at the following address:

Gartner, Inc.
56 Top Gallant Road
Stamford, CT 06902
(203) 316-1111

You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date of this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “should”, “will” and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain and are subject to changing assumptions.

Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: our ability to maintain and expand our products and services; our ability to attract and retain a professional staff of research analysts and consultants upon whom we are dependent; our ability to achieve and effectively manage growth, including our ability to integrate acquisitions and consummate acquisitions in the future; our ability to pay our debt obligations; our ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; our ability to carry out our strategic initiatives and manage associated costs; our ability to successfully compete with existing competitors and potential new competitors; our ability to enforce or protect our intellectual property rights; additional risks associated with international operations including foreign currency fluctuations; and the other factors described under “Risk Factors”. Additional information regarding these factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2008, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community’s expectations, as well as broader market trends, could have an adverse impact on our stock price. We do not undertake an obligation to update such forward looking statements or risk factors to reflect future events or circumstances.

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PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision. The terms “Gartner”, the “Company”, “we” and “us” in this prospectus refer to Gartner, Inc. and its subsidiaries, unless the context otherwise requires. You should pay special attention to the “Risk Factors” section beginning on page 2 of this prospectus to determine whether an investment in our common stock is appropriate for you. Unless otherwise noted, all references in this prospectus to a number or percentage of shares outstanding are based on 95,812,830 shares of our common stock outstanding as of November 30, 2009.

General

Gartner, Inc. (NYSE: IT) is the world’s leading information technology research and advisory company. Gartner delivers the technology-related insight necessary for its clients to make the right decisions, every day. From CIOs and senior IT leaders in corporations and government agencies, to business leaders in high-tech and telecom enterprises and professional services firms, to technology investors, Gartner is the valuable partner to approximately 60,000 clients in 10,000 distinct organizations. Through the resources of Gartner Research, Gartner Consulting and Gartner Events, Gartner works with clients to research, analyze and interpret the business of IT within the context of their individual role. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, U.S.A. We have approximately 4,100 associates, including over 1,100 research analysts and consultants, and we have clients in over 80 countries.

The foundation for all Gartner products and services is our independent research on IT issues. The findings from this research are delivered through our three customer segments — Research, Consulting and Events:

•	Research provides insight for CIOs, IT professionals, technology companies and the investment community through reports and briefings, access to our analysts, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.

•	Consulting consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements) (“SAS”), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.

•	Events consists of various symposia, conferences and exhibitions focused on the IT industry.

Since its founding in 1979, Gartner has established a leading brand in the IT research marketplace.

Recent Events

On November 29, 2009, we entered into an agreement and plan of merger to acquire AMR Research, Inc., a leading research and advising services firm serving supply chain management and IT professionals. The estimated aggregate consideration to be paid by us is approximately $64 million in cash, subject to certain closing adjustments, and is expected to be funded by a portion of our cash on hand as well as borrowings under our existing revolving line of credit. We currently anticipate that the AMR transaction will close prior to December 31, 2009. In addition to the AMR transaction, we continue to review and pursue available opportunities to grow our business, including opportunities to acquire complementary assets and businesses that we believe will enhance long-term stockholder value.

Corporate Information

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 56 Top Gallant Road, Stamford, Connecticut 06902. Our general telephone number is 203-316-1111. Our Internet address is www.gartner.com and the investor relations section of our Web site is located at investor.gartner.com. The information on our website is not part of this prospectus.

RISK FACTORS

We operate in a very competitive and rapidly changing environment that involves numerous risks and uncertainties. You should carefully consider the following risk factors and those set forth in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. See “Available Information.” You should also carefully consider all of the other information in this prospectus or incorporated by reference herein. Any of the risks described below could have a material adverse impact on our business, prospects, results of operations and financial condition and could therefore have a negative effect on the trading price of our common stock. Additionally risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment.

Risks related to our business

Our operating results could be negatively impacted by the current global credit crisis and the economic downturn.

Our business is impacted by general economic conditions, both domestic and abroad. The current global credit crisis and economic downturn may negatively and materially affect demand for our products and services. This downturn could materially and adversely affect our business, including the ability to maintain client retention, wallet retention and consulting utilization rates, achieve contract value and consulting backlog growth, and attract attendees and exhibitors to our events. Such developments could negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition.

We face direct competition from a significant number of independent providers of information products and services, including information available on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

While we believe the breadth and depth of our research assets position us well versus our competition, there can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services.

We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services, or introduce the new products and services, that are needed to remain competitive.

The market for our products and services is characterized by rapidly changing needs for information and analysis on the IT industry as a whole. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to enhance and improve our products and services, develop or acquire new products and services, deliver all products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or services releases or significant problems in creating new products or services could adversely affect our business, results of operations and financial position.

We depend on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues.

A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted approximately 69% of our revenues for the nine months ended September 30, 2009. Generating new sales of our subscription-based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription agreements have terms that generally range from twelve to thirty months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

•	delivering high-quality and timely analysis and advice to our clients;

•	understanding and anticipating market trends and the changing needs of our clients; and

•	delivering products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we implement our strategy to realign our business to client needs, we may shift the type and pricing of our products which may impact client renewal rates. While the research client retention rate was approximately 77% as of September 30, 2009, there can be no guarantee that we will continue to maintain this rate of client renewals.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues.

Consulting segment revenues constituted approximately 25% of our total revenues for the nine months ended September 30, 2009. These consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

•	delivering consistent, high-quality consulting services to our clients;

•	tailoring our consulting services to the changing needs of our clients; and

•	our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected by external factors beyond our control.

The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, terrorist attacks, weather, natural disasters and other world events impacting the global economy, the occurrence of any of which could negatively impact the success of the event.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks.

We have made acquisitions of, or significant investments in, businesses that offer complementary products and services. In this respect, on November 29, 2009, we entered into an agreement and plan of merger to acquire AMR Research, Inc., a leading research and advising services firm serving supply chain management and IT professionals. We expect to close the AMR acquisition prior to December 31, 2009. However, the closing of the acquisition is subject to various conditions, and the timing and satisfaction of these conditions cannot be assured. We continue to explore acquisition and investment opportunities, and believe that acquisitions will continue to comprise an important part of our growth strategy. Certain risks involved in the AMR transaction and other past and future transactions or investments include:

•	the possibility of paying more than the value we derive from the acquisition;

•	dilution of the interests of our current stockholders or decreased working capital;

•	increased indebtedness;

•	the assumption of undisclosed liabilities and unknown and unforeseen risks;

•	the ability to retain key personnel of the acquired company;

•	the possibility that we may not realize the financial and strategic goals that were contemplated at the time of the transaction;

•	the time to train the sales force to market and sell the products of the acquired business; and

•	the potential disruption of our ongoing business and the distraction of management from our business.

The realization of any of these risks and others not known to us at this time could adversely affect our business.

Our sales to governments are subject to appropriations and may be terminated.

We derive revenues from contracts with the U.S. government, state and local governments, and their respective agencies, as well as foreign governments and their agencies. At December 31, 2008 and 2007, $192.0 million and $190.0 million, respectively, of our research contract value and Consulting backlog was attributable to governments. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services, and our contracts at the state and local levels are subject to various government authorizations and funding mechanisms. In general, most if not all of these contracts may be terminated at any time without cause (’termination for convenience”). Should appropriations for the governments and agencies that contract with us be curtailed, or should government contracts be terminated for convenience, we may experience a significant loss of revenue.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services.

Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, as well as future business and operating results.

We may not be able to maintain the equity in our brand name.

We believe that our “Gartner” brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be adversely impacted.

Our international operations expose us to a variety of operational risks which could negatively impact our future revenue and growth.

We have clients in over 80 countries and a significant part of our revenue comes from international sales. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

Our international operations expose us to changes in foreign currency exchange rates.

Approximately 47% and 45% of our revenues for 2008 and 2007, respectively, were derived from sales outside of the U.S. Revenues earned outside the U.S. are typically transacted in local currencies, which may fluctuate significantly against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Catastrophic events or geo-political conditions may disrupt our business.

A disruption or failure of our systems or operations in the event of a major weather event, cyber-attack, terrorist attack or other catastrophic event could cause delays in completing sales, providing services, or performing other mission-critical functions. Our corporate headquarters is located approximately 30 miles from New York City, and we have an operations center located in Ft. Myers, Florida, in a hurricane-prone area. We also operate in numerous international locations. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and negatively impact our operating results. Abrupt political change, terrorist activity, and armed conflict pose a risk of general economic disruption in affected countries, which may increase our operating costs. Additionally, these conditions also may add uncertainty to the timing and budget decisions of our clients.

We may experience outages and disruptions of our online services if we fail to maintain an adequate operations infrastructure.

Our increasing user traffic and complexity of our products and services demand more computing power. We have spent and expect to continue to spend substantial amounts to maintain data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our websites. However, any inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, harming our operating results and financial condition.

Our outstanding debt obligations could impact our financial condition or future operating results.

At September 30, 2009, we had $265 million outstanding under our Credit Agreement, which provides for two amortizing term loans with quarterly payments and a $300.0 million revolving credit facility. The revolving credit facility may be increased up to an additional $100.0 million at our lenders’ discretion (the “expansion feature”), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to us depending upon prevailing credit market conditions.

The affirmative, negative and financial covenants of the Credit Agreement could limit our future financial flexibility. Additionally, a failure to comply with these covenants could result in acceleration of all amounts outstanding under the Credit Agreement, which would materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so in this current financial climate, or that any accommodations that we were able to negotiate would be on terms as favorable as those presently contained in the Credit Agreement.

The associated debt service costs of the borrowing arrangement under our Credit Agreement could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all.

We believe that our existing cash balances, projected cash flow from operations, and the remaining borrowing capacity we have under our five-year revolving credit facility will be sufficient for our expected short-term and foreseeable long-term operating needs.

We may, however, require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings. Prevailing credit market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed.

We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, we seek to enforce these non-compete provisions but there is no assurance that we will be successful in our efforts.

We face risks related to litigation.

We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also, and may in the future be, subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

We face risks related to taxation.

We operate in numerous domestic and foreign taxing jurisdictions and our level of operations and profitability in each jurisdiction may have an impact upon the amount of income taxes that we recognize in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business, and in the ordinary course of business, we may be under audit by one or more tax authorities from time to time. In early 2009, the Internal

Revenue Service commenced an audit of our 2007 tax return. This audit is ongoing and the IRS has not proposed any adjustments at this time.

These audits may result in assessments of additional taxes, and resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts we have recorded. Additionally, the results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period or periods for which that determination is made.

Risks related to our common stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors or guidance we have given, which may cause the price of our common stock to decline.

Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, the extent of completion of consulting engagements, the timing of symposia and other events, the amount of new business generated, the mix of domestic and international business, currency fluctuations, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future or guidance we have given. If this occurs, the price of our stock would likely decline.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The trading prices of our common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions, general market conditions, changes in the nature and composition of our stockholder base, changes in securities analysts’ recommendations regarding our securities and our performance relative to securities analysts’ expectations for any quarterly period. Such volatility may adversely affect the market price of our common stock.

Future sales of our common stock in the public market could lower our stock price.

Sales of a substantial number of shares of common stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our common stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. As of November 30, 2009, the aggregate number of shares of our common stock issuable pursuant to outstanding grants and awards under these plans was approximately 11.6 million shares. In addition, approximately 7.4 million shares may be issued in connection with future awards under our equity incentive plans. Shares of common stock issued under these plans are freely transferable without further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by affiliates (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock.

Interests of certain of our significant stockholders may conflict with yours.

ValueAct Capital and affiliates (“ValueAct”) owned approximately 21.7% of our common stock as of November 30, 2009, while Silver Lake owned approximately 9.2% on the same date. To our knowledge, three other institutional investors each presently hold over 5% of our common stock. Additionally, representatives of Silver Lake and ValueAct in the aggregate presently hold three seats on our Board of Directors.

While no stockholder or institutional investor individually holds a majority of our outstanding shares, these significant stockholders may be able, either individually or acting together, to exercise significant influence over matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans and approval of significant transactions such as mergers, acquisitions, consolidations and sales or purchases of assets. In addition, in the event of a proposed acquisition of the company by a third party, this concentration of ownership may delay or prevent a change of control in the Company. Accordingly, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders, or otherwise be in the best interests of the Company or all stockholders.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders.

Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

•	the ability of our Board of Directors to issue and determine the terms of preferred stock;

•	advance notice requirements for inclusion of stockholder proposals at stockholder meetings;

•	a preferred shares rights agreement; and

•	the anti-takeover provisions of Delaware law.

These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed for trading on the New York Stock Exchange under the symbol “IT”. The following table sets forth the quarterly high and low prices of our common stock on the New York Stock Exchange for the periods indicated:

	High	Low

Year Ending December 31, 2009
First Quarter	$18.55	$8.33
Second Quarter	$16.54	$10.55
Third Quarter	$18.50	$14.14
Fourth Quarter (through December 8, 2009)	$20.27	$17.28
Year Ended December 31, 2008
First Quarter	$21.29	$13.75
Second Quarter	$24.80	$19.50
Third Quarter	$28.39	$19.20
Fourth Quarter	$22.80	$13.07
Year Ended December 31, 2007
First Quarter	$24.00	$19.44
Second Quarter	$28.44	$23.57
Third Quarter	$25.07	$19.98
Fourth Quarter	$26.59	$16.10

On December 8, 2009, the closing sale price of our common stock as reported on the New York Stock Exchange was $18.57 per share. The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase shares of our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in this prospectus. See the section entitled “Available Information” on page i.

DIVIDEND POLICY

We currently do not pay cash dividends on our capital stock. While subject to periodic review, the current policy of our Board of Directors is to retain all earnings primarily to provide funds for continued growth. Our Credit Agreement, dated as of January 31, 2007, contains a negative covenant which may limit our ability to pay dividends. In addition, our Amended and Restated Securityholders Agreement with Silver Lake requires us to obtain Silver Lake’s consent prior to declaring or paying dividends. This consent right terminates once Silver Lake and its affiliates own less than approximately 3.78 million shares of common stock, which represents 20% of the common stock into which the $300 million face notes were originally convertible. See “Certain Relationships and Transactions.”

SELLING STOCKHOLDERS

The “selling stockholders” may include Silver Lake Partners, L.P., Silver Lake Investors, L.P. and Silver Lake Technology Investors, L.L.C. (collectively “Silver Lake”), as identified in the table below, which table includes the number of shares and percentage of our common stock beneficially owned by each such selling stockholder as of December 8, 2009. The particular selling stockholders will be named in the applicable prospectus supplement, along with information regarding the beneficial ownership of our common stock by such selling stockholders as of the date of the applicable prospectus supplement, the number of shares being offered by such selling stockholders and the number of shares beneficially owned by such selling stockholders after the applicable offering.

	Shares Beneficially
	Owned(1)
		Percent of
Name of Beneficial Owner	Number	Class(2)

Silver Lake Partners, L.P. and affiliates(3)	8,410,099	8.8	%(4)
2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025

(1)	“Beneficial ownership” is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Securities Exchange Act of 1934, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership”, meaning ownership of shares as to which a person has or shares investment power. As of any particular date, a person or group of persons is deemed to have “beneficial ownership” of any shares underlying convertible securities beneficially held by such person or group if the holder of such convertible securities has the right to convert such convertible securities into common stock as of such date or within 60 days after such date.

(2)	As required by SEC rules, for each person listed in the chart the percentages are calculated assuming that all convertible securities beneficially held by such person are converted into common stock to the extent possible and that no other convertible securities are converted into common stock. Securities convertible into common stock include stock based awards granted under Gartner stock incentive plans (such as options and restricted stock units).

(3)	The selling stockholders are a group of investment funds affiliated with Silver Lake Partners, L.P. Of these funds, (i) Silver Lake Partners, L.P. beneficially owns 7,744,845 shares; (ii) Silver Lake Investors, L.P. beneficially owns 222,483 shares; and (iii) Silver Lake Technology Investors, L.L.C beneficially owns 442,771 shares. Silver Lake Technology Associates, L.L.C. is the General Partner of each of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Silver Lake Partners Management Company, L.L.C. is the Manager of Silver Lake Technology Investors, L.L.C. Each of Mr. Bingle and Mr. Joyce, who are both directors of Gartner, is a Managing Director of each of Silver Lake Technology Associates, L.L.C. and of Silver Lake Technology Management, L.L.C., the Managing Member of Silver Lake Partners Management Company, L.L.C. As such, each of Mr. Bingle and Mr. Joyce could be deemed to have shared voting or dispositive power over these shares. However, each of Mr. Bingle and Mr. Joyce disclaims beneficial ownership in these shares, except to the extent of his pecuniary interest therein.

(4)	Percent of class is based on 95,812,830 shares of common stock outstanding as of November 30, 2009.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

On April 17, 2000, we issued and sold an aggregate of $300 million principal amount of our unsecured 6% Convertible Junior Subordinated Promissory Notes due April 17, 2005 to Silver Lake and to Integral Capital Partners IV, L.P. and one of its affiliates. In October 2003, these notes were converted into 49,441,122 shares of our Class A common stock which, following our 2005 reclassification, represented a like number of shares of our common stock. The determination of the number of shares issued upon the conversion was based upon a $7.45 conversion price and a convertible note of approximately $368.3 million, consisting of the original face amount of $300 million plus accrued interest of approximately $68.3 million.

Gartner and Silver Lake are parties to an Amended and Restated Securityholders Agreement, dated as of July 12, 2002, pursuant to which Gartner granted Silver Lake certain economic, control and other rights in connection with the issuance of the notes. Pursuant to the Amended and Restated Securityholders Agreement, Silver Lake is entitled to designate two out of the ten members of our Board of Directors and, if requested by Silver Lake, to include one director on any committee of our Board of Directors. Silver Lake’s right to designate directors terminates once Silver Lake and its affiliates own less than approximately 3.78 million shares of common stock (20% of the common stock into which the $300 million face notes were originally convertible). In addition, for so long as Silver Lake owns that number of shares of common stock, Silver Lake is entitled to consent rights relating to certain events or transactions, including, without limitation, certain affiliate transactions, any increase in the number of directors, and payments of dividends or other distributions (other than dividends or distributions of stock) to holders of Gartner’s capital stock.

Pursuant to this agreement, Silver Lake is entitled to the following registration rights:

•	“piggy-back” registration rights with respect to any registrations by Gartner of its equity securities, other than a registration on Form S-4 or S-8; and

•	three demand registrations pursuant to which, subject to certain limitations, Silver Lake may require Gartner to register its shares (one of which was already exercised).

This registration statement was filed by Gartner pursuant to a demand registration right exercised by Silver Lake.

In addition, Silver Lake has the right to purchase up to 5% of the fully diluted common stock of any subsidiary of Gartner whose shares of common stock are distributed to stockholders of Gartner (“spun-off”) or sold by Gartner in a public offering (“spun-out”) at a per share price equal to (x) 80% of the initial public offering price in the case of a spun-out subsidiary, and (y) 80% of the first day’s closing price in the case of a spun-off subsidiary. Gartner is also obligated to deliver an annual budget and forecasts, annual audited financial statements and quarterly financial statements to Silver Lake under the Amended and Restated Securityholders Agreement.

On May 8, 2006, we entered into an agreement with Silver Lake, under which we purchased an aggregate of 1,000,000 shares of our common stock from Silver Lake. In addition, on May 8, 2006, the Chairman of our Board of Directors, James C. Smith, entered into an agreement with Silver Lake under which he purchased 200,000 shares of our common stock from Silver Lake. In addition, on or about June 25, 2008, we purchased 1,250,000 shares of our common stock from Silver Lake.

DESCRIPTION OF CAPITAL STOCK

The Company’s authorized capital stock consists of 250,000,000 shares of common stock, $0.0005 par value, and 5,000,000 shares of preferred stock, $0.01 par value.

Common Stock

The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our Board of Directors is authorized, absent any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. We have designated 250,000 shares as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”). The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock. Additionally, the issuance of Series A Preferred Stock may adversely affect the rights of the holders of common stock as follows:

•	Dividends. Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the Series A Preferred Stock with respect to dividends, our Series A Preferred Stock is entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December, in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. The Company shall declare a dividend or distribution on the Series A Preferred Stock immediately after it declares a dividend or distribution on the common stock (other than a dividend payable in shares of common stock).

•	Certain Other Restrictions. After the first issuance of the Series A Preferred Stock, the Company may not declare a dividend or make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of common stock, unless the Company concurrently declares a dividend on the Series A Preferred Stock. Moreover, when dividends or distributions payable on the Series A Preferred Stock are in arrears, the Company shall not (i) declare or pay any dividends or make any distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior to the Series A Preferred Stock; (ii) declare or pay dividends on, or make any other distributions on any shares of stock ranking on a parity with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity with the Series A Preferred Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior to the Series A Preferred Stock; or (iv) purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

•	Voting Rights. Each share of Series A Preferred Stock entitles its holder to 1,000 votes on all matters submitted to a vote of the Company’s stockholders. Except as otherwise provided by law, the holders of Series A Preferred Stock vote together as one class on all matters submitted to a vote of the stockholders of the Company. The holders of Series A Preferred Stock have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of common stock) for taking any corporate action.

•	Liquidation, Dissolution or Winding Up. The Series A Preferred Stock is entitled to certain liquidation preferences upon the occurrence of a liquidation, dissolution or winding up of the Company.

•	Consolidation, Merger. In the event that the Company enters into any consolidation, merger, or business combination transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, the shares of Series A Preferred Stock are entitled to be exchanged into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged.

•	Preemptive Rights. Our Series A Preferred Stock does not have any preemptive rights.

Delaware Anti-Takeover Law And Our Charter and Bylaw Provisions

Provisions of Delaware law and our Restated Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. In addition, our Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. These provisions may have the effect of deterring hostile takeovers or delaying changes in our management.

PLAN OF DISTRIBUTION

The shares of common stock listed in the table appearing in the “Selling Stockholders” section of this prospectus are being registered to permit public secondary trading of these shares by the holder of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

The selling stockholders may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby directly or through one or more underwriters, broker-dealers or agents, or a combination of any such methods of sale. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the New York Stock Exchange, on the over-the-counter market or otherwise, or in a combination of such methods of sale, at a fixed price or prices that may be changed, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.

At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement may be filed with the SEC, or a report filed pursuant to the Exchange Act and incorporated by reference into this prospectus (which Exchange Act report will be identified in a prospectus filed to the extent required by the Securities Act), to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. If required, such prospectus supplement or post-effective amendment will be distributed. We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the New York Stock Exchange, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Such brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If all the shares are not sold at the public offering price, the applicable underwriters may change the offering price and the other selling terms. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We will identify any underwriters or agents and describe their compensation in a prospectus supplement. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholders or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Agents and underwriters may be entitled under agreements entered into with us and the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, us and the selling stockholders in the ordinary course of business. The specific terms of any lock-up provisions in respect of any given offerings will be described in the applicable prospectus supplement.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholders may transfer the shares by other means not described in this prospectus.

Certain entities that may act as underwriters and their respective affiliates may have, from time to time, performed, and may perform in the future, various financial advisory and investment banking services for us, the selling stockholders and affiliates, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, NY. Any underwriters will be advised about legal matters relating to any offering by Latham & Watkins LLP, New York, NY, or such other counsel as may be identified in the applicable prospectus supplement. Certain legal matters will be passed upon for the selling stockholders by Ropes & Gray LLP, Boston, MA.

EXPERTS

The consolidated financial statements of Gartner, Inc. and subsidiaries, as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering. The information contained in this prospectus is current only as of its date.

Common Stock

PROSPECTUS

7,960,641 Shares of Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.